Exhibit 99.1

Turquoise Hill Resources Ltd.

Condensed Interim Consolidated Financial Statements

September 30, 2021

(Unaudited)

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Note	2021	2020	2021	2020
Revenue	4	$622,786	$264,520	$1,467,131	$673,146

Cost of sales	5	(202,690)	(167,991)	(440,918)	(495,871)
Gross margin		420,096	96,529	1,026,213	177,275

Operating expenses	6	(77,542)	(49,909)	(207,306)	(144,713)

Corporate administration expenses		(5,255)	(6,496)	(26,823)	(21,068)

Other income (expenses)	20	(3,676)	(250)	(31,463)	1,550
Income before finance items and taxes		333,623	39,874	760,621	13,044

Finance items

Finance income	7	446	1,590	2,343	16,214

Finance costs	7	(2,590)	(1,503)	(5,821)	(4,828)
		(2,144)	87	(3,478)	11,386
Income from operations before taxes		$331,479	$39,961	$757,143	$24,430

Income and other taxes		(308,541)	121,803	(283,288)	228,608
Income for the period		$22,938	$161,764	$473,855	$253,038

Attributable to owners of Turquoise Hill Resources Ltd.		34,943	128,612	368,528	246,380

Attributable to owner of non-controlling interest		(12,005)	33,152	105,327	6,658
Income for the period		$22,938	$161,764	$473,855	$253,038

Basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.	17	$0.17	$0.64	$1.83	$1.22

Basic weighted average number of shares outstanding (000’s)		201,231	201,231	201,231	201,231

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020

Income for the period	$22,938	$161,764	$473,855	$253,038

Other comprehensive income:

Items that will not be reclassified to income:

Changes in the fair value of marketable securities at FVOCI	141	283	5,028	410
Other comprehensive income for the period (a)	$141	$283	$5,028	$410

Total comprehensive income for the period	$23,079	$162,047	$478,883	$253,448

Attributable to owners of Turquoise Hill	35,084	128,895	373,556	246,790

Attributable to owner of non-controlling interest	(12,005)	33,152	105,327	6,658
Total comprehensive income for the period	$23,079	$162,047	$478,883	$253,448

(a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2021 (2020: nil).

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

(Unaudited)

		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Note	2021	2020	2021	2020
Cash generated from operating activities before interest and tax	16	$351,064	$89,252	$894,993	$125,445

Interest received		466	2,393	2,319	19,591

Interest paid		(903)	(658)	(111,925)	(146,176)

Income and other taxes paid	19	(38)	(13,277)	(358,686)	(27,426)

Net cash generated from (used in) operating activities		$350,589	$77,710	$426,701	$(28,566)

Cash flows from investing activities

Receivable from related party: amounts withdrawn	18	-	-	-	511,284

Expenditures on property, plant and equipment		(216,873)	(254,510)	(697,443)	(817,540)

Purchase of commodity put options		-	-	(29,907)	-

Purchase of other financial assets		(132)	(383)	(132)	(383)

Proceeds from pre-production sales		39,345	18,498	51,346	26,091

Other investing cash flows		1	859	63	1,106

Cash used in investing activities		$(177,659)	$(235,536)	$(676,073)	$(279,442)

Cash flows from financing activities

Repayment of project finance facility		-	-	(21,744)	(1,545)

Payment of lease liability		(1,848)	(341)	(2,143)	(4,240)

Cash used in financing activities		$(1,848)	$(341)	$(23,887)	$(5,785)

Effects of exchange rates on cash and cash equivalents		(283)	544	(490)	980

Net (decrease) increase in cash and cash equivalents		$170,799	$(157,623)	$(273,749)	$(312,813)

Cash and cash equivalents - beginning of period		$679,073	$1,496,795	$1,123,621	$1,651,985

Cash and cash equivalents - end of period		849,872	1,339,172	849,872	1,339,172

Cash and cash equivalents as presented on the balance sheets		$849,872	$1,339,172	$849,872	$1,339,172

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

(Unaudited)

		September 30,	December 31,
	Note	2021	2020

Current assets

Cash and cash equivalents	8	$849,872	$1,123,621

Inventories	9	254,318	197,962

Trade and other receivables		13,631	60,012

Prepaid expenses and other assets		72,214	127,274

Other financial assets	20	1,268	-
		1,191,303	1,508,869

Non-current assets

Property, plant and equipment	10	11,663,785	10,927,512

Inventories	9	62,174	37,557

Prepaid expenses and other assets	19	348,671	-

Deferred income tax assets	13	622,594	880,705

Other financial assets		19,262	14,118
		12,716,486	11,859,892
Total assets		$13,907,789	$13,368,761

Current liabilities

Borrowings and other financial liabilities	12	$57,284	$28,288

Trade and other payables	11	402,107	390,059

Deferred revenue		122,526	103,289
		581,917	521,636

Non-current liabilities

Borrowings and other financial liabilities	12	4,145,113	4,173,491

Deferred income tax liabilities	13	136,694	111,717

Decommissioning obligations	14	140,289	133,964
		4,422,096	4,419,172
Total liabilities		$5,004,013	$4,940,808

Equity

Share capital		$11,432,122	$11,432,122

Contributed surplus		1,555,774	1,558,834

Accumulated other comprehensive income		6,446	1,418

Deficit		(3,047,073)	(3,415,601)
Equity attributable to owners of Turquoise Hill		9,947,269	9,576,773

Attributable to non-controlling interest	15	(1,043,493)	(1,148,820)
Total equity		$8,903,776	$8,427,953

Total liabilities and equity		$13,907,789	$13,368,761

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on November 2, 2021 and signed on their behalf by:

/s/ P. Gillin	/s/ R. Robertson
P. Gillin, Director	R. Robertson, Director

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

(Unaudited)

Nine Months Ended September 30, 2021	Attributable to owners of Turquoise Hill
			Accumulated
			other			Non-controlling
		Contributed	comprehensive			interest
	Share capital	surplus	income	Deficit	Total	(Note 15)	Total equity
Opening balance	$11,432,122	$1,558,834	$1,418	$(3,415,601)	$9,576,773	$(1,148,820)	$8,427,953

Income for the period	-	-	-	368,528	368,528	105,327	473,855

Other comprehensive income for the period	-	-	5,028	-	5,028	-	5,028

Employee share plans	-	(3,060)	-	-	(3,060)	-	(3,060)
Closing balance	$11,432,122	$1,555,774	$6,446	$(3,047,073)	$9,947,269	$(1,043,493)	$8,903,776

Nine Months Ended September 30, 2020	Attributable to owners of Turquoise Hill
			Accumulated
			other			Non-controlling
		Contributed	comprehensive			interest
	Share capital	surplus	income (loss)	Deficit	Total	(Note 15)	Total equity
Opening balance	$11,432,122	$1,558,811	$(813)	$(3,821,889)	$9,168,231	$(1,237,174)	$7,931,057

Income for the period	-	-	-	246,380	246,380	6,658	253,038

Other comprehensive income for the period	-	-	410	-	410	-	410

Employee share plans	-	78	-	-	78	-	78
Closing balance	$11,432,122	$1,558,889	$(403)	$(3,575,509)	$9,415,099	$(1,230,516)	$8,184,583

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

1.	Nature of operations and liquidity risk

Rio Tinto plc is the ultimate parent company and indirectly owned a 50.8% majority interest in Turquoise Hill as at September 30, 2021.

Turquoise Hill Resources Ltd. (“Turquoise Hill”), together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 1 Place Ville Marie, Suite 3680, Montreal, Quebec, Canada, H3B 3P2. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and a secondary listing in the U.S. on the New York Stock Exchange.

The condensed interim consolidated financial statements of Turquoise Hill were authorized for issue in accordance with a directors’ resolution on November 2, 2021.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

As at September 30, 2021, the Company had $0.8 billion of available liquidity, consisting of consolidated cash and cash equivalents. The Company’s current assets exceeded current liabilities by $0.6 billion at September 30, 2021. In addition to obligations in current liabilities, in the next 12 months, the Company has non-cancellable obligations related to power commitments of $32 million. The Company expects to fund its current liabilities and current commitments through its liquidity position and from cash flow generated at its existing open pit operations. The Company continues to review its near-term operating plans and continues to take steps to achieve operating cost efficiencies in order to maximize cash generated from its existing open pit operations.

The Company manages liquidity risk by the preparation of internally generated short-term cash flow forecasts and taking measures in response to the review of forecasts. These short-term cash flow forecasts consider estimation of future operating costs, financing costs, sustaining and development capital, tax payments and cash receipts from sales revenue. Sensitivity analyses are performed over these estimates including the impact of estimated commodity prices on cash receipts.

In addition, these short-term cash flow forecasts include the possible impact of the COVID-19 pandemic. Mongolia continued to experience a significant number of cases of COVID-19 during the third quarter of 2021, which continued to impact manning levels at Oyu Tolgoi, where average workforce numbers remained below 50% of planned requirements during the third quarter of 2021. COVID-19 restrictions have adversely impacted both open pit operations and underground development, which, through the end of the third quarter of 2021, have resulted in a cumulative increase of $140 million to the estimate of underground development capital included in the Definitive Estimate. This increase includes the currently known, incremental, time-related costs of COVID-19 restrictions through September 30, 2021; however, it does not include any future potential impacts arising from associated schedule delays or delayed commitments caused by the Definitive Estimate not yet having received the support of all the directors of the Oyu Tolgoi Board, as these are still under assessment.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

1.	Nature of operations and liquidity risk (continued)

The short-term cash flow forecasts at September 30, 2021 included the impact of the delay to sustainable production for Panel 0 until the first half of 2023. In addition, the short-term cash flow forecasts included the impact of resequencing of ore phases of the open pit mine. The full impacts of the previously disclosed open-pit geotechnical events as well as the on-going impacts of on-site COVID-19 restrictions have resulted in delayed waste movement, which is currently forecast to result in deferral of some open-pit metal to beyond 2024. While opportunities to reduce the impact of this forecast metal deferral are under consideration, related work is not expected to be completed until the first half of 2022.

The short-term cash forecasts at September 30, 2021 also included the assessment of the estimated impact on the timing of cash receipts resulting from the force majeure that was announced by the Company on March 30, 2021. Oyu Tolgoi concentrate shipment volumes to customers improved during the third quarter of 2021; however, above target inventory levels remained at September 30, 2021 as a result of the COVID-19 related Mongolia-Chinese border restrictions. Shipments to Chinese customers recommenced on April 15, 2021, and Oyu Tolgoi continues to work closely with Mongolian and Chinese authorities to manage any supply chain disruptions. The force majeure will remain in place until there are sufficiently sustained volumes of convoys crossing the border to ensure Oyu Tolgoi’s ability to meet its on-going commitments to customers and to return on-site concentrate inventory to target levels. Turquoise Hill and Oyu Tolgoi have developed a range of contingency plans to continue to manage short-term liquidity, which have been and can be deployed should the COVID-19 impacts on site operations and concentrate shipments persist.

Turquoise Hill continues to engage with Rio Tinto and various Mongolian governmental bodies to resolve the remaining outstanding non-technical undercut criteria, and the Company remains committed to moving the project forward and ensuring long-term and mutually beneficial solutions to the issues under discussion. Nevertheless, delayed resolution of outstanding issues, as well as the slowing of discussions as a result of the COVID-19 situation in Mongolia, have delayed the Company’s expected timing for initiation of the undercut. Some contractual commitments for future works on items such as Material Handling System 2 and the Concentrator upgrade have experienced delays, as entering into these commitments is currently pending approval of the Definitive Estimate and necessary additional investment by the Oyu Tolgoi Board. The Company’s updated estimate of expected timing for initiation of the undercut, as well as of the potential impact of these delayed commitments, have been incorporated into its short term cash flow forecasts as at September 30, 2021.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

1.	Nature of operations and liquidity risk (continued)

The short-term cash forecasts incorporate the plans that the Company has in place to access additional sources of funding as contemplated in the binding Heads of Agreement (HoA) that was entered into between the Company and Rio Tinto on April 9, 2021. The HoA provided an updated funding plan for the completion of the Oyu Tolgoi LLC (Oyu Tolgoi) underground project in Mongolia. Under the HoA, subject to securing approval by the Oyu Tolgoi Board and any required support from the Government of Mongolia, the Company and Rio Tinto will pursue re-profiling of existing project debt to better align with the revised mine plan, project timing and cash flows to reduce the currently projected funding requirements of Oyu Tolgoi by up to $1.4 billion and seek to raise up to $0.5 billion in senior supplemental debt. In addition, Rio Tinto has committed to address any potential shortfalls from the re-profiling and additional senior supplemental debt (SSD) of up to $0.75 billion by providing a senior co-lending facility (the “Co-Lending Facility”) on the same terms as Oyu Tolgoi’s project financing, while the Company has committed to complete an equity offering of common shares for up to $0.5 billion in the form of, and at the Company’s discretion, either (i) a rights offering of common shares or (ii) a public offering or private placement of common shares, in either case sufficient to satisfy any remaining funding shortfall of up to $0.5 billion within six months of the Co-Lending Facility becoming available. The Co-Lending Facility is to be made available by Rio Tinto to Oyu Tolgoi by no later than the Outside Date (defined in the HoA as March 31, 2022), subject to certain conditions and provided that the parties shall first obtain the approval of the Oyu Tolgoi board to commence negotiations for the re-profiling, the SSD and the Co-Lending Facility.

The Company believes that it has sufficient liquidity to meet its minimum obligations for a period of at least 12 months from the balance sheet date, and to meet requirements of the Company, including its operations and capital expenditures, over the same period.

2.	Summary of significant accounting policies

(a)	Statement of compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements are compliant with IAS 34 and do not include all of the information required for full annual financial statements.

These condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2020.

(b)	Areas of judgement and estimation uncertainty

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgement to, future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgements are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time the Company’s consolidated financial statements are prepared.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(b)	Areas of judgement and estimation uncertainty(continued)

As part of the preparation of these interim consolidated financial statements, the Company assessed whether there was any change in circumstances that may lead to a material impact on the areas of judgement and estimation uncertainty that the Company disclosed in its annual consolidated financial statements for the year ended December 31, 2020. The Company’s assessment considered the information included within the Company’s announcement on October 14, 2021, in relation to its third quarter 2021 production and in which the Company provided an update on the Oyu Tolgoi mine.

The October 14, 2021 announcement reported Turquoise Hill’s continuing engagement with Rio Tinto and various Mongolian governmental bodies to resolve the remaining outstanding non-technical undercut criteria. The Company acknowledged that delayed resolution of outstanding issues, as well as the slowing of discussions as a result of the COVID-19 situation in Mongolia, will delay the Company’s expected timing for initiation of the undercut. Some contractual commitments for future works on items such as Material Handling System 2 and the Concentrator upgrade have experienced delays, as entering into these commitments is currently pending approval of the Definitive Estimate and necessary additional investment by the Oyu Tolgoi Board. The ongoing impacts of COVID-19, continued delayed commitments resulting from the Definitive Estimate not yet having received the support of all directors of the Oyu Tolgoi Board, as well as the outstanding unresolved non-technical undercut issues, have led the Company to conclude that sustainable production is now expected to be delayed until the first half of 2023.

The Company’s assessment also considered the impact of potential delays to the ramp-up of production from the underground following achievement of sustainable production. As announced by the Company on October 14, 2021, progress on Shafts 3 and 4 has been impacted by quarantine requirements and international travel restrictions related to COVID-19. No significant development progress on these shafts was made during the three months ended September 30, 2021. Consequently, a 9-month delay on Shafts 3 and 4 is currently forecast which, in combination with a COVID-related reduction in underground development progress, as well as expected changes to mining scope, is currently forecast to delay the initiation of Panel 2 by approximately 14-16 months compared to the Definitive Estimate. Panel 1 is currently forecast to be impacted to a lesser extent with an approximate commencement 11 months later than the Definitive Estimate.

In addition, the Company’s assessment considered the potential impact of Oyu Tolgoi’s declaration of force majeure, which was announced on March 30, 2021 and that remained in place at September 30, 2021 in connection with customer contracts for concentrate as a result of Oyu Tolgoi shipments of concentrate to its Chinese customers being impacted by COVID-19 health and safety precautions related to Chinese-Mongolian border crossings.

As at September 30, 2021, and giving consideration for events that took place before the authorization date for the issuance of these condensed interim consolidated financial statements, the Company concluded that there were no events or transactions that materially impacted the areas of judgement and estimation uncertainty included within its annual consolidated financial statements for the year ended December 31, 2020 that could affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

2.	Summary of significant accounting policies (continued)

(c)	New standards and interpretations adopted

A number of new standards, and amendments to standards and interpretations, are effective as of January 1, 2021, and have been applied in preparing these consolidated financial statements. None of these standards and amendments to standards and interpretations had a significant effect on the consolidated financial statements of the Company.

(d)	New standards and interpretations not yet adopted

Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16): The amendments prohibit an entity from deducting from the cost of an item of property, plant, and equipment any proceeds (net of additional processing costs) from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Under the amendment such proceeds and related production costs are recognised in the Statement of Income. This amendment is effective for the Company’s annual reporting periods beginning January 1, 2022, with retrospective application required as it relates to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after January 1, 2020.

The amendments are expected to result in higher reported revenue, operating costs, inventory and property plant and equipment balances (capital works in progress) relating to development projects completed after January 1, 2020. IAS 2 Inventories will apply to the identification and measurement of inventory produced. Identifying the related cost may require significant estimation and judgment in the selection of an appropriate method for allocating development expenditure to such inventory. Adjustments to amounts recorded within Equity at January 1, 2020 will not be material. The restatement of the Company’s Consolidated Statement of Income and Consolidated Balance Sheet at December 31, 2021 upon adoption of the amendments from January 1, 2022 in respect of such projects may be material.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment

	Three Months Ended September 30, 2021
		Corporate
		and other
	Oyu Tolgoi	eliminations	Consolidated

Revenue	$622,786	$-	$622,786

Cost of sales	(202,690)	-	(202,690)
Gross margin	420,096	-	420,096

Operating (expenses) income	(89,507)	11,965	(77,542)

Corporate administration expenses	-	(5,255)	(5,255)

Other expenses	(1,753)	(1,923)	(3,676)
Income before finance items and taxes	328,836	4,787	333,623

Finance items

Finance income	210	236	446

Finance costs	(71,791)	69,201	(2,590)
Income from operations before taxes	$257,255	$74,224	$331,479

Income and other taxes	(292,564)	(15,977)	(308,541)
Income (loss) for the period	$(35,309)	$58,247	$22,938

Depreciation and depletion	50,683	28	50,711

Capital additions	287,359	-	287,359

Total assets	13,584,407	323,382	13,907,789

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the three months ended September 30, 2021 and 2020, principally all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $85.4 million, $72.7 million and $67.1 million (September 30, 2020 - $63.6 million, $57.3 million, $29.7 million, $29.0 million, and $25.9 million).

Substantially all long-lived assets of the Oyu Tolgoi segment, other than financial instruments and deferred tax assets, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Three Months Ended September 30, 2020
		Corporate
		and other
	Oyu Tolgoi	eliminations	Consolidated

Revenue	$264,520	$-	$264,520

Cost of sales	(167,991)	-	(167,991)

Gross margin	96,529	-	96,529

Operating (expenses) income	(60,709)	10,800	(49,909)

Corporate administration expenses	-	(6,496)	(6,496)

Other income (expenses)	733	(983)	(250)

Income before finance items and taxes	36,553	3,321	39,874

Finance items

Finance income	644	946	1,590

Finance costs	(75,040)	73,537	(1,503)
Income (loss) from operations before taxes	$(37,843)	$77,804	$39,961

Income and other taxes	135,348	(13,545)	121,803
Income for the period	$97,505	$64,259	$161,764

Depreciation and depletion	42,841	56	42,897

Capital additions	299,975	-	299,975

Total assets	11,818,897	1,268,555	13,087,452

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Nine Months Ended September 30, 2021
		Corporate
		and other
	Oyu Tolgoi	eliminations	Consolidated

Revenue	$1,467,131	$-	$1,467,131

Cost of sales	(440,918)	-	(440,918)

Gross margin	1,026,213	-	1,026,213

Operating (expenses) income	(239,948)	32,642	(207,306)

Corporate administration expenses	-	(26,823)	(26,823)

Other expense	(2,741)	(28,722)	(31,463)

Income (loss) before finance items and taxes	783,524	(22,903)	760,621

Finance items

Finance income	1,361	982	2,343

Finance costs	(213,850)	208,029	(5,821)

Income from operations before taxes	$571,035	$186,108	$757,143

Income and other taxes	(261,251)	(22,037)	(283,288)

Income for the period	$309,784	$164,071	$473,855

Depreciation and depletion	125,254	69	125,323

Capital additions	900,620	-	900,620

Total assets	13,584,407	323,382	13,907,789

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the nine months ended September 30, 2021 and 2020, principally all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $210.3 million, $168.5 million, $164.5 million, and $156.5 million (September 30, 2020 - $162.4 million, $138.1 million, $84.0 million, and $71.4 million).

Substantially all long-lived assets of the Oyu Tolgoi segment, other than financial instruments and deferred tax assets, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

3.	Operating segment (continued)

	Nine Months Ended September 30, 2020
		Corporate
		and other
	Oyu Tolgoi	eliminations	Consolidated

Revenue	$673,146	$-	$673,146

Cost of sales	(495,871)	-	(495,871)

Gross margin	177,275	-	177,275

Operating (expenses) income	(176,596)	31,883	(144,713)

Corporate administration expenses	-	(21,068)	(21,068)

Other income (expenses)	4,338	(2,788)	1,550

Income before finance items and taxes	5,017	8,027	13,044

Finance items

Finance income	3,803	12,411	16,214

Finance costs	(255,613)	250,785	(4,828)

Income (loss) from operations before taxes	$(246,793)	$271,223	$24,430

Income and other taxes	266,377	(37,769)	228,608

Income for the period	$19,584	$233,454	$253,038

Depreciation and depletion	132,834	85	132,919

Capital additions	974,681	-	974,681

Total assets	11,818,897	1,268,555	13,087,452

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

4.	Revenue

	Three Months Ended September 30, 2021			Nine Months Ended September 30, 2021

	Revenue from contracts with customers	Other revenue (a)	Total revenue	Revenue from contracts with customers	Other revenue (a)	Total revenue

Total revenue:

Copper	$377,195	$(14,476)	$362,719	$856,870	$26,899	$883,769

Gold	256,414	(2,127)	254,287	577,430	(7,454)	569,976

Silver	6,029	(249)	5,780	13,840	(454)	13,386

	$639,638	$(16,852)	$622,786	$1,448,140	$18,991	$1,467,131

	Three Months Ended September 30, 2020			Nine Months Ended September 30, 2020

	Revenue from contracts with customers	Other revenue (a)	Total revenue	Revenue from contracts with customers	Other revenue (a)	Total revenue

Total revenue:

Copper	$189,857	$8,963	$198,820	$501,490	$15,866	$517,356

Gold	59,670	1,399	61,069	139,659	5,614	145,273

Silver	4,397	234	4,631	9,970	547	10,517

	$253,924	$10,596	$264,520	$651,119	$22,027	$673,146

(a)	Other revenue relates to gains (losses) on the revaluation of trade receivables.

5.	Cost of sales

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2021	2020	2021	2020

Production and delivery	$152,559	$125,723	$317,370	$367,531

Depreciation and depletion	50,131	42,268	123,548	128,340
	$202,690	$167,991	$440,918	$495,871

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

6.	Operating expenses

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2021	2020	2021	2020

Oyu Tolgoi administration expenses	$33,936	$29,971	$114,794	$93,386

Royalty expenses	37,592	15,505	82,794	39,960

Inventory write downs (reversals) (a)	6	(252)	(3,598)	(2,611)

Selling expenses	5,429	4,056	11,604	9,117

Depreciation	580	629	1,775	4,579

Other	(1)	-	(63)	282

	$77,542	$49,909	$207,306	$144,713

(a)	Inventory write downs (reversals) include net adjustments to the carrying value of ore stockpile inventories and materials and supplies; refer to Note 9.

7.	Finance items

	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2021	2020	2021	2020

Finance income:

Interest income (a)	$446	$1,590	$2,343	$16,214
	$446	$1,590	$2,343	$16,214

Finance costs:

Interest expense and similar charges	$(75,060)	$(79,254)	$(223,833)	$(262,649)

Amounts capitalized to property, plant and equipment (b)	74,538	78,787	222,369	260,972

Accretion of decommissioning obligations (Note 14)	(2,068)	(1,036)	(4,357)	(3,151)

	$(2,590)	$(1,503)	$(5,821)	$(4,828)

(a)

Finance income for the three and nine months ended September 30, 2021 does not include interest on the related party receivable. For the nine months ended September 30, 2020, Finance income includes $2.1 million on the related party receivable (nil three months ended September 30, 2020). Amounts had previously been placed with Rio Tinto under an agreement for cash management services in connection with net proceeds from the project finance facility (refer to Note 18). This was settled during the second quarter of 2020.

(b)	The majority of the finance costs capitalized to property, plant and equipment were capitalized at the weighted average rate of the Company’s general borrowings of 8.3% (refer to Note 10).

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

8.	Cash and cash equivalents

	September 30,	December 31,
	2021	2020

Cash at bank and on hand	$257,668	$61,783

Money market funds	193,100	667,542

Other cash equivalents	399,104	394,296
	$849,872	$1,123,621

9.	Inventories

	September 30,	December 31,
	2021	2020

Current

Concentrate	$120,029	$48,504

Ore stockpiles	24,903	44,846

Materials and supplies	181,214	180,038

Provision against carrying value of materials and supplies	(71,828)	(75,426)
	$254,318	$197,962

Non-current

Ore stockpiles	$62,174	$37,557
	$62,174	$37,557

During the three and nine months ended September 30, 2021, $202.7 million (2020 - $168.0 million) and $440.9 million (2020 - $495.9 million) of inventory was charged to cost of sales (Note 5).

During the three and nine months ended September 30, 2021, no write down charges (2020 – net reversals of $0.3 million) and net reversals of $3.6 million (2020 – net reversal of $2.6 million) were recognized, respectively, in the consolidated statement of income relating to inventory write off and movement in provisions against carrying value. During the three and nine months ended September 30, 2021, no inventory on which there was a provision against carrying value was sold. During the three months ended September 30, 2020 no inventory on which there was a provision against carrying value was sold. During the nine months ended September 30, 2020, $0.1 million was sold and recognized in cost of sales for the period.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

10.	Property, plant and equipment

	Oyu Tolgoi
Nine Months Ended September 30, 2021	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2021	$695,552	$3,011,522	$7,219,502	$936	$10,927,512

Additions (a)	23,694	13,674	638,915	-	676,283

Interest capitalized (Note 7)	-	-	222,369	-	222,369

Changes to decommissioning obligations	1,968	-	-	-	1,968

Depreciation for the period	(33,743)	(130,535)	-	(69)	(164,347)

Transfers and other movements	-	109,339	(109,339)	-	-
September 30, 2021	$687,471	$3,004,000	$7,971,447	$867	$11,663,785

Cost	1,328,796	4,977,263	8,336,154	1,131	14,643,344

Accumulated depreciation / impairment	(641,325)	(1,973,263)	(364,707)	(264)	(2,979,559)
September 30, 2021	$687,471	$3,004,000	$7,971,447	$867	$11,663,785

	Oyu Tolgoi
Nine Months Ended September 30, 2020	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2020	$723,516	$3,126,331	$5,931,750	$1,050	$9,782,647

Additions (a)	5,965	-	707,744	-	713,709

Interest capitalized (Note 7)	-	-	260,972	-	260,972

Changes to decommissioning obligations	3,872	-	-	-	3,872

Depreciation for the period	(40,614)	(104,185)	-	(85)	(144,884)

Disposals and write offs	-	(858)	(529)	-	(1,387)

Transfers and other movements	-	20,460	(20,460)	-	-
September 30, 2020	$692,739	$3,041,748	$6,879,477	$965	$10,614,929

Cost	1,280,478	4,857,903	7,244,183	1,131	13,383,695

Accumulated depreciation / impairment	(587,739)	(1,816,155)	(364,706)	(166)	(2,768,766)
September 30, 2020	$692,739	$3,041,748	$6,879,477	$965	$10,614,929

(a)

Pre-production sales proceeds of $51.3 million (2020 - $26.1 million) and associated costs of $10.8 million (2020 – $5.4 million) have been recorded as a net reduction to additions to Capital works in progress during the nine months ended September 30, 2021.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

11.	Trade and other payables

	September 30,	December 31,
	2021	2020

Trade payables and accrued liabilities	$300,765	$315,570

Interest payable on long-term borrowings	44,775	7,266

Payable to related parties (Note 18)	55,047	65,552

Other	1,520	1,671
	$402,107	$390,059

12.	Borrowings and other financial liabilities

	September 30,	December 31,
	2021	2020

Current liabilities:

Project finance facility (a)	$47,647	$27,567

Lease liabilities (b)	9,637	721
	$57,284	$28,288

	September 30,	December 31,
	2021	2020

Non-current liabilities:

Project finance facility (a)	$4,127,429	$4,157,344

Lease liabilities (b)	17,684	16,147
	$4,145,113	$4,173,491

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

12.	Borrowings and other financial liabilities (continued)

(a)	Project finance facility

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. The project finance lenders have agreed to a debt cap of $6.0 billion. In addition to the funding drawn down to date there is an additional $0.1 billion available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States, and the potential for an additional $1.6 billion of supplemental debt. Under the terms of the project finance facility held by Oyu Tolgoi, there are certain restrictions on the ability of Oyu Tolgoi to make shareholder distributions.

At September 30, 2021, Oyu Tolgoi has drawn down $4.3 billion of the project finance facility:

	September 30, 2021		Original	Annual interest rate
Facility	Carrying Value (i)	Fair Value (i)	Term	Pre-completion	Post-completion

International Financial Institutions - A Loan	$778,359	$866,842	15 years	LIBOR + 3.78%	LIBOR + 4.78%

Export Credit Agencies	869,645	971,064	14 years	LIBOR + 3.65%	LIBOR + 4.65%
Loan	278,141	327,672	13 years	2.3%	2.3%

MIGA Insured Loan	676,107	748,838	12 years	LIBOR + 2.65%	LIBOR + 3.65%

Commercial Banks	1,572,824	1,758,134	12 years	LIBOR + 3.4%	LIBOR + 4.4%
- B Loan				Includes $50 million 15-year loan at A Loan rate
	$4,175,076	$4,672,550

(i)

The carrying value of borrowings under the project finance facility differs from fair value due to amortized transaction costs, and changes in the estimate of fair value between the initial recognition date and the balance sheet date. Project finance borrowings were initially recognized at fair value less transaction costs on the relevant draw down dates, with aggregate initial fair value being $4,348.9 million before transaction costs. At September 30, 2021, these borrowings are stated net of $128.8 million unamortized transaction costs.

In March 2020, Oyu Tolgoi notified its project lenders that the COVID-19 pandemic constitutes a force majeure event under its project finance facilities, which will have the effect of extending the June 30, 2028 project longstop date under those facilities for the duration of the force majeure.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

12.	Borrowings and other financial liabilities (continued)

(a)	Project finance facility (continued)

(ii)

The project finance facility provides for interest only payments for the first five years followed by minimum repayments according to a stepped amortization schedule for the remaining life of the facility.

(iii)

The Multilateral Investment Guarantee Agency (“MIGA”) provides political risk insurance for commercial banks. The Company is required to pay an annual insurance premium of 1.4% of the MIGA Insured Loan for the remaining life of the facility.

(b)	As at September 30, 2021, lease liabilities are discounted at the weighted average incremental borrowing rate of 7.8% (December 31, 2020 – 7.8%)

13.	Deferred income taxes

	September 30,	December 31,
	2021	2020
Deferred tax assets

Non-capital losses	$255,746	$427,695

Other temporary differences including accrued interest	366,848	453,010
	$622,594	$880,705

Deferred tax liabilities
Withholding tax	$(136,694)	$(111,717)
	$(136,694)	$(111,717)

Adjustments to deferred tax assets: During the three months ended September 30, 2021, the Company recorded an income statement charge of $299.9 million to reduce the amount of Mongolian deferred tax assets recognized by $292.6 million, and the amount of Canadian deferred tax assets recognized by $7.3 million. These deferred tax assets relate to tax operating losses, accrued but unpaid interest expense on shareholder loans and other temporary differences. Recoverability of these losses and temporary differences is assessed at each balance sheet date against an estimate of future taxable profits. Movements in the deferred tax assets result from period end reassessments of recoverability and include adjustments to either record or derecognize deferred tax assets in previous periods.

The adjustment to the Mongolian deferred tax asset was primarily due to an overall weakening in taxable income forecasts, driven by updated operating assumptions in mine planning in the period. Updated mine plan assumptions reflect the expected delay in sustainable production from Panel 0 to the first half of 2023 and the impact of the delay to the commencement of production from Panel 2, and, to a lesser extent, Panel 1 driven by the forecast nine-month delay on Shafts 3 and 4, in combination with reduced underground development progress as well as expected changes to mining scope. The updated mine planning assumptions led to an increase in the amount of loss carry forwards and temporary differences estimated to expire unutilized.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

14.	Decommissioning obligations

	Nine Months Ended September 30,
	2021	2020

Opening carrying amount	$133,964	$104,238

Changes in estimates and new estimated cash flows	1,968	3,872

Accretion of present value discount	4,357	3,151
	$140,289	$111,261

All decommissioning obligations relate to Oyu Tolgoi. Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

As at September 30, 2021, estimated future cash expenditures of $235.9 million (December 31, 2020 - $227.8 million) have been discounted from an anticipated closure date of 2055 to their present value at a real rate of 1.5% (December 31, 2020 – 1.5%). During 2020, the Company decreased the real discount rate from 2.0% to 1.5%.

15.	Non-controlling interest

	Non-controlling Interest: Oyu Tolgoi (a) Nine Months Ended September 30,
	2021	2020

Balance, January 1	$(1,148,820)	$(1,237,174)

Non-controlling interest’s share of income	105,327	6,658

Common share investments funded on behalf of non-controlling interest (a)	20,400	98,600

Funded amounts repayable to the Company (a)	(20,400)	(98,600)

Balance, September 30	$(1,043,493)	$(1,230,516)

(a)

Since 2011, the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated September 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to the Company.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of non-controlling interest. As at September 30, 2021, the cumulative amount of such funding was $1,398.8 million (December 31, 2020 - $1,378.4 million). Interest of $915.1 million (December 31, 2020 - $804.4 million) relating to this funding, has not been recognized in these condensed interim consolidated financial statements, as payment will be triggered on common share dividend distribution by Oyu Tolgoi, the certainty of which cannot currently be reliably determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

16.	Cash flow information

(a)	Reconciliation of net income to net cash flow generated from operating activities before interest and tax

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020

Income for the period	$22,938	$161,764	$473,855	$253,038

Adjustments for:
Depreciation and amortization	50,711	42,897	125,323	132,919
Finance items:
Interest income	(446)	(1,590)	(2,343)	(16,214)
Interest and accretion expense	2,590	1,503	5,821	4,828
Realized and unrealized losses on commodity put options	1,684	-	28,638	-
Unrealized foreign exchange (gains) loss	1,043	(289)	1,008	(5,042)
Inventory write downs (reversals)	6	(252)	(3,598)	(2,611)
(Gain) loss on disposal property, plant and equipment	(1)	-	(63)	282
Income and other taxes	308,541	(121,803)	283,288	(228,608)
Other items	(3,397)	289	(688)	955

Net change in non-cash operating working capital items:
(Increase) decrease in:
Inventories	22,066	1,702	(80,807)	(18,182)
Trade, other receivables and prepaid expenses	3,733	15,627	46,473	(17,183)
(Decrease) increase in:
Trade and other payables	(40,132)	(19,996)	(1,151)	2,248
Deferred revenue	(18,272)	9,400	19,237	19,015
Cash generated from operating activities before interest and tax	$351,064	$89,252	$894,993	$125,445

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020

Investing activities
Change in accounts payable and accrued liabilities related to purchase of property, plant and equipment	$15,011	$(8,278)	$(28,266)	$(66,892)

Additons to property, plant and equipment - leased assets	3,560	-	13,764	-

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

17.	Earnings per Share

On October 23, 2020, the Company implemented a consolidation (or reverse stock split) of the Company’s issued and outstanding common shares at a ratio of one post-consolidation share for every ten pre-consolidation shares. The consolidation reduced the number of issued and outstanding common shares of the Company from 2,012,314,469 shares to 201,231,446 shares. The reduction in the number of issued and outstanding common shares was retrospectively incorporated into the determination of the basic weighted average number of shares outstanding for the purpose of calculating basic and diluted earnings (loss) per share attributable to Turquoise Hill Resources Ltd.

18.	Related parties

As at September 30, 2021, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2020: 50.8%). The following tables present the condensed interim consolidated financial statements line items within which transactions with a Rio Tinto entity or entities (“Rio Tinto”) are reported. Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill and its subsidiaries.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Statements of Income	2021	2020	2021	2020

Operating and corporate administration expenses:

Cost recoveries - Turquoise Hill	$389	$174	$1,069	$2,454

Management services payment (i)	(8,703)	(7,885)	(20,581)	$(21,839)

Cost recoveries - Rio Tinto (ii)	(18,404)	(13,990)	(47,016)	$(31,063)

Finance income:

Cash and cash equivalents (iii)	-	278	-	$2,210

Receivable from Rio Tinto (iv)	-	-	-	$2,123

Finance costs:

Completion support fee (v)	(27,497)	(27,774)	(81,844)	$(79,864)

	$(54,215)	$(49,197)	$(148,372)	$(125,979)

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

18.	Related parties (continued)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Statements of Cash Flows	2021	2020	2021	2020

Cash generated from operating activities

Interest received (iii, iv)	$-	$1,332	$-	$9,625

Interest paid (v)	-	-	(26,171)	(25,972)

Cash flows from investing activities

Receivable from related party: amounts withdrawn (iv)	-	-	-	511,284

Expenditures on property, plant and equipment:

Management services payment and cost recoveries - Rio Tinto (i), (ii)	(13,361)	(23,572)	(22,216)	(48,380)

	September 30,	December 31,
Balance Sheets	2021	2020

Trade and other receivables	$203	$852

Prepaid expenses and other assets	27,471	83,144

Trade and other payables (Note 11)

Management services payment - Rio Tinto (i)	(12,242)	(13,137)

Cost recoveries - Rio Tinto (ii)	(42,805)	(52,415)

	$(27,373)	$18,444

(i)

In accordance with the Amended and Restated Shareholders’ Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing the Underground Mine Development and Financing Plan on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At September 30, 2021 and December 31, 2020 there were no funds deposited with wholly owned subsidiaries of Rio Tinto. Funds on deposit would earn interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

18.	Related parties (continued)

(iv)

As part of project finance (Note 12), Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, placed with 9539549 Canada Inc. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, agreed to guarantee the obligations of the service provider under this agreement. At September 30, 2021 and December 31, 2020 there were no amounts due from 9539549 Canada Inc. Previous amounts due earned interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflected interest receivable at LIBOR minus 0.05% plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement, which were net settled with the 2.5% completion support fee described in (v) below.

(v)

As part of the project finance agreements (Note 12), Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, the Company is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges (refer to Note 7). Prior to all amounts being drawn, the fee was settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

19.	Commitments and contingencies

(a)	Capital commitments

At September 30, 2021, the Company had capital expenditure commitments of $27.6 million. These commitments represent minimum non-cancellable obligations and exit costs for cancellable obligations.

At September 30, 2021, the Company had power purchase commitments of $32.0 million. These commitments represent minimum non-cancellable obligations.

(b)	Mongolian Tax Assessments

On January 16, 2018, the Company announced that Oyu Tolgoi received a tax assessment for approximately $155 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the “MTA” as a result of a general tax audit for the period covering 2013 through 2015 (“2013 to 2015 Tax Assessment”). In January 2018 Oyu Tolgoi paid an amount of $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Commitments and contingencies (continued)

(b)	Mongolian Tax Assessments (continued)

The Company was of the opinion that Oyu Tolgoi had paid all taxes and charges required under the 2009 Oyu Tolgoi Investment Agreement (“Investment Agreement”), the Amended and Restated Shareholder Agreement (“ARSHA”), the Underground Mine Development and Financing Plan and Mongolian Law. Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the 2013 to 2015 Tax Assessment.

On February 20, 2020, the Company announced that Oyu Tolgoi had proceeded with the initiation of a formal international arbitration proceeding in accordance with the dispute resolution provisions within Chapter 14 of the Investment Agreement, entered into with the Government of Mongolia in 2009 and Chapter 8 of the Oyu Tolgoi Underground Mine Development and Financing Plan, entered into with the Government of Mongolia in 2015. The dispute resolution provisions call for arbitration under the United Nations Commission on International Trade Law (UNCITRAL) seated in London before a panel of three arbitrators. By agreeing to resolve certain matters within the 2013 to 2015 Tax Assessment dispute under UNCITRAL Arbitration Rules, both parties agreed that the arbitral award shall be final and binding on both parties and the parties shall carry out the award without delay.

On December 23, 2020, the Company announced that Oyu Tolgoi had received a tax assessment for approximately $228 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) from the MTA relating to an audit on taxes imposed and paid by Oyu Tolgoi between 2016 and 2018 (“2016 to 2018 Tax Assessment”). The MTA also proposed a $1.4 billion adjustment to the balance of Oyu Tolgoi’s carried forward tax losses. The adjustments are to disallow or defer certain tax deductions claimed in the 2016 to 2018 years.

On January 11, 2021, the Company announced that Oyu Tolgoi had evaluated the 2016 to 2018 Tax Assessment claim and confirmed that Oyu Tolgoi had given notice of its intention to apply to the Tribunal in the Arbitration for leave to amend its Statement of Claim to include certain matters raised in the 2016 to 2018 Tax Assessment. Most of the matters raised in respect of the 2016 to 2018 Tax Assessment are of a similar nature to the matters that were raised in the 2013 to 2015 Tax Assessment. Oyu Tolgoi’s application to include these matters in the Arbitration for the 2013 to 2015 Tax Assessment was accepted. In addition to those matters included within the Statement of Claim, there are certain limited tax matters included in the 2013 to 2015 and 2016 to 2018 Tax Assessments which are being addressed in local Mongolian tax courts. As there is less certainty with respect to the resolution of these matters, the Company has accrued for certain amounts related to these matters and has also adjusted its loss carry forwards.

In February 2021, Oyu Tolgoi received notices of payment totaling $228 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) relating to amounts disputed under the 2016 to 2018 Tax Assessment. In March 2021, Oyu Tolgoi received notices of payment totaling $126 million (which was converted from Mongolian Tugrik to U.S. dollars at the exchange rate on that date) relating to amounts disputed under the 2013 to 2015 Tax Assessment. Under the Mongolian General Tax Law, the amounts were due and paid by Oyu Tolgoi LLC within 10 business days from the date of the notices of payment. Under the same legislation, Oyu Tolgoi LLC would be entitled to recover the amounts, including via offset against future tax liabilities, in the event of a favourable decision from the relevant dispute resolution authorities. These payments were recorded within non-current Prepaid expenses and other assets in the consolidated balance sheet, and within Income and other taxes paid in the consolidated statement of cash flows for the nine months ended September 30, 2021.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Commitments and contingencies (continued)

(b)	Mongolian Tax Assessments (continued)

On May 3, 2021, the Company announced that the Government of Mongolia filed its statement of defense together with a counterclaim (“GOM Defence and Counterclaim”) in relation to the international tax arbitration proceeding brought by Oyu Tolgoi against the Government of Mongolia on February 20, 2020. Turquoise Hill is not a party to that arbitration, but the GOM Defence and Counterclaim has requested that the arbitral tribunal add both Turquoise Hill and a member of the Rio Tinto Group as parties to the tax arbitration. The principal thrust of the GOM Defence and Counterclaim is to seek the rejection of Oyu Tolgoi’s tax claims in their entirety. As part of the counterclaim, the Government of Mongolia makes assertions surrounding previously-reported allegations of historical improper payments made to Government of Mongolia officials and seeks unquantified damages. Also, in the event Oyu Tolgoi’s tax claims are not dismissed in their entirety, the Government of Mongolia is seeking in the counterclaim an alternative declaration that the 2009 Investment Agreement is void.

Turquoise Hill denies the allegations relating to the Company in the GOM Defence and Counterclaim and has filed submissions to the arbitral tribunal to oppose the Government of Mongolia’s request that it be added to the tax arbitration. If nevertheless Turquoise Hill is added to the proceedings, Turquoise Hill will vigorously defend itself against the counterclaim.

Management remains of the opinion that the tax positions adopted by Oyu Tolgoi in its tax filings were correct and that Oyu Tolgoi has paid all taxes and charges as required under the Investment Agreement, ARSHA, the Underground Mine Development and Financing Plan and Mongolian law. In the opinion of the Company, at September 30, 2021, a provision is not required for the amounts disputed by the Company under the arbitration proceedings relating to the years 2013 through 2015. In addition, a provision is not required for the amounts disputed under the arbitration proceedings relating to the years 2016 through 2018, the carried forward losses or any additional amounts related to 2019 through September 30, 2021. The final amount of taxes to be paid depends on a number of factors including the outcome of discussions with the government and the outcome of the international arbitration proceedings. Changes in management’s assessment of the outcome of this matter could result in material adjustments to the Company’s statements of income and financial position.

(c)	Power Source Framework Agreement

Oyu Tolgoi is obliged under the 2009 Oyu Tolgoi Investment Agreement to secure a long-term domestic source of power for the Oyu Tolgoi mine. The Power Source Framework Agreement (PSFA) entered into between Oyu Tolgoi and the Government of Mongolia on December 31, 2018 provides a binding framework and pathway for long-term power supply to the Oyu Tolgoi mine. The PSFA originally contemplated the construction of a power plant at Tavan Tolgoi (TTPP), which would be majority-owned by Oyu Tolgoi and situated close to the Tavan Tolgoi coal mining district located approximately 150 kilometres from the Oyu Tolgoi mine. In April 2020, the Government of Mongolia advised that it was unwilling to support Oyu Tolgoi’s proposal to develop TTPP and announced its intention to fund and construct a State-owned Power Plant (SOPP) at Tavan Tolgoi.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

19.	Commitments and contingencies (continued)

(c)	Power Source Framework Agreement (continued)

On June 26, 2020, Oyu Tolgoi and the Government of Mongolia amended the PSFA (PSFA Amendment) to reflect their agreement to jointly prioritise and progress SOPP, in accordance with and subject to agreed milestones, as the domestic source of power for the Oyu Tolgoi mine. The PSFA Amendment provides that if certain agreed milestones are not met in a timely manner (subject to extension for Delay Events as defined) then Oyu Tolgoi will be entitled to select from, and implement, the alternative power solutions specified in the PSFA (as amended), including an Oyu Tolgoi-led coal fired power plant and a primary renewables solution, and the Government of Mongolia would be obliged to support such decision.

In relation to the PSFA Amendment that was executed in June 2020, the first three PSFA Amendment milestones (execution of the extension of the IMPIC supply arrangements, execution of the SOPP PPA and start of SOPP construction) were not met by the original dates of March 1, 2021, March 31, 2021 and July 1, 2021 respectively. Oyu Tolgoi is engaging with the Ministry of Energy at a sub-working group level to discuss the long-term power solution that would enable reliable supply from the Mongolian grid (Central Energy System). During this time, Oyu Tolgoi has not exercised its rights to select and proceed with an alternative power solution and has not waived its right to do so in the future.

As at September 30, 2021, the Company had no capital commitments related to the PSFA Amendment, TTPP, or SOPP.

(d)	Class Action Complaints

In October 2020, a class action complaint was filed in the U.S. District Court, Southern District of New York against the Company, certain of its current and former officers as well as Rio Tinto and certain of its officers. The complaint alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of Section 10(b) of the U.S. Securities Exchange Act of 1934, as amended (the Exchange Act) and Rule 10b-5 thereunder. Under the schedule established by the court, a first amended complaint was filed on March 16, 2021, and a second amended complaint was filed on September 16, 2021. Defendants filed motions to dismiss the second amended complaint on October 19, 2021. The Company believes that the complaint against it is without merit.

In January 2021, a proposed class action was initiated in the Superior Court in the District of Montreal against the Company and certain of its current and former officers. An amended complaint was filed on July 27, 2021 which did not substantially alter the claim. The claim alleges that the Company and its current and former officers named therein as defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of Oyu Tolgoi, in violation of, among other things, sections 225.8, 225.9 and 225.11 of the Securities Act (Quebec). The Company believes that the complaint against it is without merit and is preparing to defend the application for leave and certification of the proceeding.

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the condensed interim consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

20.	Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of other receivables, trade payables and other financial assets measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the significant inputs used to determine the fair value are observable.

•	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
•	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs that are not based on observable market data.

TURQUOISE HILL RESOURCES LTD.

Notes to the condensed interim consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

(Unaudited)

20.	Financial instruments and fair value measurements (continued)

		Fair Value at September 30, 2021
	Total	Level 1	Level 2	Level 3

Money market funds (a)	$193,100	$193,100	$-	$-

Marketable securities (a)	11,407	11,407	-	-

Trade receivables (b)	11,307	-	11,307	-

Commodity put options (c)	1,268		1,268
	$217,082	$204,507	$12,575	$-

		Fair Value at December 31, 2020
	Total	Level 1	Level 2	Level 3

Money market funds (a)	$667,542	$667,542	$-	$-

Marketable securities (a)	6,379	6,379	-	-

Trade receivables (b)	50,459	-	50,459	-
	$724,380	$673,921	$50,459	$-

(a)	The Company’s money market funds and marketable securities are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices in active markets.

(b)	Trade receivables from provisionally priced concentrate sales are included in level 2 of the fair value hierarchy as the basis of valuation uses quoted commodity prices.

(c)

During the first quarter of 2021, the Company purchased copper and gold put options to establish a synthetic copper and gold price floor in order to provide increased certainty around the Company’s liquidity horizon. The Company recognized a realized loss of $8.3 million and $14.2 million, respectively, and an unrealized gain of $6.6 million and unrealized loss of $14.5 million, respectively, in the three and nine months ended September 30, 2021 (2020 – nil) within Other income (expense) in the consolidated statements of income, and a financial asset of $1.3 million within current Other financial assets in the consolidated balance sheet as at September 30, 2021. Commodity put options are included in level 2 of the fair value hierarchy as the basis of valuation uses quoted prices.